Exhibit 12 SOUTHWEST GAS CORPORATION COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES (Thousands of dollars)

	For the Twelve Months Ended
	Mar 31,	December 31,
	2005	2004	2003	2002	2001	2000
1. Fixed charges:
A) Interest expense	$ 85,225	$ 84,138	$ 78,724	$ 79,586	$ 80,139	$ 70,659
B) Amortization	3,287	3,059	2,752	2,278	1,886	1,564
C) Interest portion of rentals	6,488	6,779	6,665	8,846	9,346	8,572
D) Preferred securities distributions	--	--	4,015	5,475	5,475	5,475

Total fixed charges	$ 95,000	$ 93,976	$ 92,156	$ 96,185	$ 96,846	$ 86,270

2. Earnings (as defined):
E) Pretax income from
continuing operations	$ 74,018	$ 87,012	$ 55,384	$ 65,382	$ 56,741	$ 51,939
Fixed Charges (1. above)	95,000	93,976	92,156	96,185	96,846	86,270

Total earnings as defined	$169,018	$180,988	$147,540	$161,567	$153,587	$138,209

	1.78	1.93	1.60	1.68	1.59	1.60